CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2005		2004		2003		2002		2001
Earnings from continuing operations	$ 59,081		$ 52,202		$ 57,008		$ 59,574		$ 59,138
Income taxes	37,495		27,691		29,846		32,172		31,290
Earnings from continuing operations before income taxes	$ 96,576		$ 79,893		$ 86,854		$ 91,746		$ 90,428
Fixed charges:
Interest, long-term debt	$ 24,583		$ 26,909		$ 25,841		$ 24,762		$ 23,813
Interest, other (including interest on short-term debt)	2,431		984		2,220		4,001		3,304
Amortization of debt expense, premium, net	1,482		1,797		1,526		931		879
Portion of rentals representative of an interest factor	283		267		513		528		527
Total fixed charges	$ 28,779		$ 29,957		$ 30,100		$ 30,222		$ 28,523
Earnings from continuing operations before income taxes	$ 96,576		$ 79,893		$ 86,854		$ 91,746		$ 90,428
Total fixed charges from above	28,779		29,957		30,100		30,222		28,523
Earnings from continuing operations before income taxes and fixed charges	$ 125,355		$ 109,850		$ 116,954		$ 121,968		$ 118,951
Ratio of earnings to fixed charges	4.36	x	3.67	x	3.89	x	4.04	x	4.17	x